SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

2 January 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 31 December 2002 of our Company as published in the South China Morning Post in Hong Kong on 2 January 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

dlo 1/22

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

CHANGE OF DIRECTORS

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that Mr. Tan Soo Nan has resigned as an independent non-executive Director of the Company with effect from 31 December 2002 and Mr. Tow Heng Tan has been appointed as an independent non-executive Director of the Company in place of Mr. Tan with effect from 1 January 2003. Mr. Tow is the Managing Director, Strategic Development of Temasek Holdings (Private) Limited.

The Board thanks Mr. Tan for his valuable contributions and welcomes Mr. Tow to the Board.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 31 December 2002